FOR IMMEDIATE RELEASE

RADISYS CORPORATION LENDS $250,000 TO MICROWARE

Hillsboro, OR, August 7, 2001 - RadiSys Corporation (Nasdaq: RSYS) today announced that it has agreed to lend $250,000 to Microware Systems Corporation to allow Microware to meet its payroll obligations pending the completion of the offer by Drake Merger Sub, Inc., a wholly owned subsidiary of RadiSys, to purchase all of the outstanding shares of Microware's common stock for a purchase price of $0.68 per share, net to the seller in cash. Microware granted RadiSys a security interest in all of its personal property assets to secure the loan.

The expiration date of the offer is 5:00 p.m., New York City time, on Friday, August 10, 2001. Under the terms of the agreement and plan of merger dated as of June 29, 2001 among RadiSys, Drake Merger Sub and Microware, Drake Merger Sub is permitted to extend the offer until the conditions to its purchase of tendered shares are satisfied or waived. RadiSys expects to complete its acquisition of Microware as soon as practicable after the expiration of the tender offer, assuming the requisite number of shares of Microware common stock are tendered and other closing conditions are satisfied or waived.

RadiSys is a leading provider of building blocks enabling next-generation Internet and communications systems. The building blocks provided to telecommunications equipment manufacturers include Intel-architecture embedded computers, network processors, DSP modules and algorithms, network interfaces and protocols, high-availability switch-fabric system platforms, and SS7/signaling blades and gateways. RadiSys' highly differentiated position in the market is a result of its focus on Intel-based technology, its broad array of building-block technology, its tight "virtual division" relationships with its customers, and its use of intellectual property to generate "perfect fit" solutions for its customers.

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RadiSys is a registered trademark. All other products are trademarks or registered trademarks of their respective companies.

To obtain copies of this press release and other RadiSys material please visit our web-site at www.radisys.com or contact investor relations at investor.relations@radisys.com or call the RadiSys Investor Line at 1-503-615-RSYS.

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